February 15, 2007

Mr. John M. Hughes
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tysons Boulevard
Suite 1300
McLean, VA 22102

> **Re:** **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed January 31, 2006**
> **File No. 333-89756**

Dear Mr. Hughes:

We have reviewed your January 31, 2007 response to our January 11, 2007 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

1. We have read your response to comment 1. We are still unclear how you are accounting for the "billings in excess of costs incurred and estimated profit" that was recorded as part of the CATI purchase accounting.

   - Please tell us whether it represents a liability for unfavorable contracts at the present value of amounts to be paid of contracts acquired in the CATI business combination in accordance with paragraph 37.k. of FAS 141. Further, it is still not clear how your response justifies why under GAAP you increase revenue when you relieve this liability as you appear to be doing as explained in the journal entries you provided in your November 15, 2006 response. It would seem to us that estimated liability for loss contracts recorded at the acquisition date should be reduced by actual contract losses incurred subsequent to acquisition. Please provide us an explanation. Include in your explanation the amount that you have increased revenue by in this manner and the effect on net income for each year since the acquisition.

- Please tell us what you mean by "as corrected CATI recognized revenue of $1,543,733" as it is not clear how this correction has been accounted for in your financial statements.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant